FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
ANNUAL REPORT
of
PROVINCE OF NOVA SCOTIA
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2007
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIEL SULLIVAN
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10020-1175

DAVID H. LANDAU	VICKI L. HARNISH
Katten Muchin Rosenman LLP	Deputy Minister of Finance
575 Madison Avenue	Province of Nova Scotia
New York, New York 10022-2585	P.O. Box 187
Halifax, Nova Scotia B3J 2N3

*	The Registrant filed this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-99.1: EXCERPTS FROM THE 2008-2009 NOVA SCOTIA BUDGET
EX-99.2: RECENT DEVELOPMENTS

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2007, as set forth in the pages attached hereto:

Exhibit 99.1	Excerpts from the 2008-2009 Nova Scotia Budget, tabled on April 29, 2008, and approved by the Legislature on May 15, 2008.

Exhibit 99.2	Recent Developments
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, its authorized agent.

Province of Nova Scotia
By:	/s/ Vicki L. Harnish
Deputy Minister of Finance

Date: June 3, 2008
EXHIBIT INDEX

Exhibit
Number	Description	Page
99.1	Excerpts from the 2008-2009 Nova Scotia Budget, tabled on April 29, 2008, and approved by the Legislature on May 15, 2008.	3

99.2	Recent Developments	20

2